Exhibit (a)(4)

Friday July 26, 8:02 am Eastern Time

Press Release

SOURCE: dick clark productions, inc.

dick clark productions Completes Acquisition

BURBANK, Calif.—(BUSINESS WIRE)—July 26, 2002—dick clark productions, inc. (Nasdaq: DCPI—News) today announced that a group of investors led by Capital Communications CDPQ Inc. (which does business as CDP Capital Communications), Mosaic Media Group, Inc., the Claridge/Andell investment group, Jules Haimovitz, a senior television executive, and Henry Winterstern, co-founder and managing partner of CDP Capital Entertainment, through DCPI Investco, Inc., acquired all of the outstanding shares of dick clark productions for an aggregate merger consideration of approximately $136 million. As a result of the merger, the Company is no longer a publicly-traded corporation.

dick clark productions will continue to operate as an independent television production company with Dick Clark continuing to serve as the Chairman and Chief Executive Officer, and Fran La Maina continuing to serve as President and Chief Operating Officer. Messrs. Clark and La Maina shall serve as directors of the Parent. Jules Haimovitz, who is Vice Chairman of the Company, will oversee the strategic direction of the Company and of the Parent. Mr. Allen Shapiro, President of Mosaic, shall also serve on the Board.

Founded in 1957, dick clark productions has grown to become a leading independent producer of a wide range of television programming for broadcast networks, cable networks, distributors and advertisers. The Company has produced thousands of shows and specials in all genres and for all day parts, including such perennial hits as “Dick Clark’s New Year’s Rockin Eve®,” the “American Music Awards®,” the “Golden Globe Awards,” the “Bloopers” specials and series, the “Daytime Emmy Awards,” the “Academy of Country Music Awards,” and the recent “Disney’s American Teacher Awards,” among others. A subsidiary, dick clark restaurants, inc., licenses and operates “Dick Clark’s American Bandstand” casual dining restaurants.

Contact:

dick clark productions, inc.
Bill Simon, CFO, 818/841-3003
billsimon@dickclarkproductions.com
Corporate Info: www.dickclarkproductions.com

or

Mosaic Media Group, Inc.
and Jules Haimovitz
c/o Baker Winokur Ryder
Larry Winokur, 310/550-7776
Linda Dorf, 310/550-7776

or

CDP Capital Communications
Suzanne Brochu, 514/847-2315

or

CDP Capital Entertainment
and Henry Winterstern
c/o ATG Communications
Ann Garrett, 818/501-8499
ann@cdpcapitalentertainment.com